UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2026

TEREX CORPORATION
(Exact name of Registrant as Specified in its Charter)

Delaware	001-10702	34-1531521
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Merritt 7, 4th Floor Norwalk, CT	06851
(Address of Principal Executive Offices)	(Zip Code)

(203) 222-7170
Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a.12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	TEX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

 As previously reported, on October 29, 2025, Terex Corporation, a Delaware corporation (“Terex” or the “Company”), entered into the Agreement and Plan of Merger (as it has been or may be amended, supplemented or modified from time to time, the “Merger Agreement”) by and among Terex, REV Group, Inc. (“REV”), Tag Merger Sub 1 Inc. (“Merger Sub 1”) and Tag Merger Sub 2 LLC (“Merger Sub 2”).

On December 8, 2025, Terex filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”), a revised version of which was filed with the SEC on December 19, 2025 (as revised, the “Preliminary Proxy Statement”). On December 23, 2025, Terex filed a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) with the SEC in connection with the special meeting of Terex stockholders to be held virtually on January 28, 2026 at 10:00 a.m. Eastern Time (the “Special Meeting”), which can be accessed by visiting www.virtualshareholdermeeting.com/TEREX2026SM for the purpose of voting on, among other things, the Terex stock issuance proposal. Capitalized terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

Following the filing of the Definitive Proxy Statement, and as of the date of this Current Report on Form 8-K, two lawsuits have been filed by purported stockholders of REV against REV and members of REV’s Board of Directors in the Supreme Court of the State of New York (captioned Carter v. REV Group, Inc., et al., No. 650076/2026, and Stevens v. REV Group, Inc., et al., No. 650177/2026), and an additional lawsuit has been filed by a purported stockholder of Terex against Terex, members of Terex’s Board of Directors and REV in the Superior Court of the State of Connecticut, Judicial District of Bridgeport (captioned Garfield v. Cholmondeley, et al., No. FBT-CV26-6155173-S) (collectively, the “Actions”). The Actions generally allege, among other things, that the Definitive Proxy Statement omits material information regarding the mergers and seek, among other things, an injunction enjoining the Special Meeting and/or consummation of the mergers until such time as the alleged disclosure deficiencies are corrected, rescission of the mergers or damages in the event the mergers are consummated, and an award of costs, including reasonable attorneys’ and experts’ fees. Both Terex and REV have also received demand letters from purported stockholders (collectively, the “Shareholder Letters”) alleging, among other things, that the disclosures contained in the Preliminary Proxy Statement and/or the Definitive Proxy Statement are deficient and demanding that certain corrective disclosures be made.

Terex believes that the allegations in the Shareholder Letters and Actions are without merit, that each of the Preliminary Proxy Statement and the Definitive Proxy Statement complies with applicable law, and that no further disclosure is required. However, solely in order to mitigate any risk of the Shareholder Letters and Actions delaying or otherwise adversely affecting the consummation of the mergers and to minimize any costs, risks, and uncertainties inherent in any litigation related thereto, and without admitting any liability or wrongdoing, Terex and REV Group have determined to voluntarily supplement the Definitive Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Shareholder Letters and Actions and any assertion that additional disclosure was or is required.

These supplemental disclosures will not change the consideration to be paid to REV stockholders in connection with the transactions contemplated by the Merger Agreement or the timing of the Special Meeting. The Board continues to recommend that you vote “FOR” each of the proposals to be voted on at the Special Meeting described in the Definitive Proxy Statement, including the proposal to approve the Terex stock issuance proposal.

The information contained in this Current Report on Form 8-K is incorporated by reference into the Definitive Proxy Statement. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement such information in the Definitive Proxy Statement.

Supplement to Definitive Proxy Statement

This supplemental information should be read in conjunction with the disclosures contained in the Definitive Proxy Statement, which in turn should be read in its entirety. All page references are to the Definitive Proxy Statement. New text within restated language from the Definitive Proxy Statement is indicated in bold, underlined text (e.g., bold, underlined text) and removed language within the restated language from the Definitive Proxy Statement is indicated in strikethrough text (e.g., ~~strikethrough text~~), as applicable. The information contained herein speaks only as of January 20, 2026 unless the information indicates another date applies.

The sixth paragraph on Page 71, under “The Mergers—Background of the Mergers,” is hereby amended and supplemented as follows:

On September 3, 2025, Mr. Meester sent Mr. Skonieczny a non-binding indication of interest from Terex proposing an all-stock merger between Terex and REV (the “Preliminary Proposal”), which Mr. Skonieczny then sent to additional members of senior management of REV. Under the Preliminary Proposal, (i) Terex’s Aerials business would be divested, for benefit of Terex stockholders (as a pre-condition to a transaction with REV), (ii) after the Aerials business divestiture, Terex and REV would combine in a merger, with Terex stockholders owning 61.5% of the Combined Company and REV stockholders owning 38.5% of the Combined Company, (iii) Mr. Meester would serve as the CEO of the Combined Company and (iv) two of the nine board seats of the Combined Company would be REV designees with the balance being Terex designees.  The Preliminary Proposal did not address any other directors or officers of either Terex or REV continuing in their capacity as directors or officers of the Combined Company, other than with respect to Mr. Meester serving as CEO of the Combined Company.

The second full paragraph on Page 73, under “The Mergers—Background of the Mergers,” is hereby amended and supplemented as follows:

Following this call, at the direction of Terex, representatives of Barclays sent representatives of J.P. Morgan a revised proposed summary term sheet from Terex, which memorialized the key financial terms and framework for a potential transaction with REV, as discussed on the call between Messrs. Meester and Skonieczny (the “Revised Summary Term Sheet”).  The Revised Summary Term Sheet did not address any other directors or officers of either Terex or REV continuing in their capacity as directors or officers of the Combined Company, other than with respect to Mr. Meester serving as CEO of the Combined Company.

The table on page 84, under “The Mergers—Opinion of Terex’s Financial Advisor,” is hereby amended and supplemented as follows:

Enterprise Value / 2026 EBITDA
Federal Signal Corporation	16.8x
Alamo Group, Inc.	8.7x
REV*	10.8x
Terex**	8.4x
Douglas Dynamics, Inc.	9.4x
Toro Corp.	10.9x
Oshkosh Corporation	7.3x
High (Terex comparables)	16.8x
Low (Terex comparables)	7.3x
Median (Terex comparables)	9.4x
High (REV comparables)	16.8x
Low (REV comparables)	8.7x
Median (REV comparables)	10.8x
* Based on the REV Projections
** Based on the Terex Projections

The fourth through the sixth paragraphs on page 85, under “The Mergers—Opinion of Terex’s Financial Advisor,” are hereby amended and supplemented as follows:

Terex Standalone Valuation. To calculate the estimated enterprise value of Terex using the discounted cash flow method, Barclays added (i) Terex’s projected unlevered free cash flows for fiscal years 2026 through 2029 from the Terex Projections to (ii) the “terminal value” of Terex as of December 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expenses and subtracting capital expenditures and adjusting for changes in working capital, and adding back non cash depreciation and amortization expenses. The residual value of Terex at the end of the forecast period, or “terminal value,” was estimated by multiplying adjusted EBITDA for the fiscal year 2029 (for the Aerials business segment, this terminal year reflects through-the-cycle performance of the business segment) by a range of terminal value multiples of 6.5x to 8.5x, implying a range of perpetuity growth rates of (0.2%) to 3.9%, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which Terex operates, and applying such range to the Terex Projections. The range of discount rates of 10.5% to 12.5% was selected based on an analysis of the weighted average cost of capital of Terex ~~and~~, which was chosen by Barclays based on its professional judgment and experience, taking into account the comparable companies. These calculations resulted in a range of implied enterprise values of Terex of $6,354 million to $8,192 million.

Barclays then calculated a range of implied prices per share of Terex by subtracting estimated net debt as of December 31, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by 67,296,364, the fully diluted number of shares of Terex common stock as of October 28, 2025 as provided by the management of Terex. These calculations resulted in a range of implied prices per share of $71 to $98.

REV Standalone Valuation. To calculate the estimated enterprise value of REV using the discounted cash flow method, Barclays added (i) REV’s projected unlevered free cash flows for fiscal years 2026 through 2029 from the REV Projections to (ii) the “terminal value” of REV as of October 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expenses and subtracting capital expenditures and adjusting for changes in working capital, and adding back non cash depreciation and amortization expenses. The residual value of REV at the end of the forecast period, or “terminal value,” was estimated by multiplying adjusted EBITDA for the fiscal year 2029 by a range of terminal value multiples of 9.5x to 11.5x, implying a range of perpetuity growth rates of 2.0% to 5.1%, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which REV operates, and applying such range to the REV Projections. The range of discount rates of 9.5% to 11.5% was selected based on an analysis of the weighted average cost of capital of REV ~~and~~, which was chosen by Barclays based on its professional judgment and experience, taking into account the comparable companies. These calculations resulted in a range of implied enterprise values of REV of $3,719 million to $4,645 million.

Barclays then calculated a range of implied prices per share of REV by subtracting estimated net debt as of October 31, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by 49,680,627, the fully diluted number of shares of REV common stock as of October 28, 2025 as provided by the management of REV and approved for Barclays’ use by Terex. These calculations resulted in a range of implied prices per share of $74 to $93.

The first sentence of the fifth full paragraph on Page 86, under “The Mergers—Opinion of Terex’s Financial Advisor,” is hereby amended and supplemented as follows:

Barclays reviewed the price targets published by 7 brokers (as of October 28, 2025) covering Terex and 4 brokers (as of October 28, 2025) covering REV.

The final paragraph on Page 86, under “The Mergers—Opinion of Terex’s Financial Advisor,” is hereby amended and supplemented as follows:

Barclays is acting as financial advisor to Terex in connection with the mergers. As compensation for its services in connection with the mergers, Terex paid Barclays $4.0 million upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the mergers. Additional compensation of $18.0 million will be payable on completion of the mergers against which the amounts paid for the opinion will be credited. In addition, Terex may pay a discretionary performance fee of up to $2.0 million to Barclays based on its assessment of the quality and quantity of work performed and value added by Barclays in connection with its engagement, payable in cash upon completion of the mergers. In addition, Terex has agreed to reimburse Barclays for its reasonable expenses incurred in connection with its engagement by Terex and to indemnify Barclays for certain liabilities that may arise out of its engagement by Terex and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for Terex and REV in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for Terex for which Barclays has received investment banking fees: (i) acting as (w) financial advisor, (x) bridge loan lender, (y) term loan lender and (z) initial purchaser on a private offering of senior notes, each in connection with Terex’s acquisition of Dover’s Environmental Solutions Group, and (ii) acted as joint lead arranger and as swap counterparty in connection with various cross-currency swap transactions. In addition, Barclays has been and continue to be a lender under Terex’s revolving credit facility and Barclays has and will continue to receive customary fees in connection therewith. For the period beginning January 1, 2023 through October 22, 2025, Barclays received approximately $5.5 million in customary compensation for investment banking and financial services from Terex. In the past two years, Barclays has not performed any investment banking or financial services for REV for which it has received or earned fees.

The final paragraph on page 93, under “The Mergers—Opinion of REV’s Financial Advisor,” is hereby amended and supplemented as follows:

Using publicly available information, J.P. Morgan calculated, for each selected company,

(i)
the multiple of the firm value (calculated as equity value, plus or minus, as applicable, non-controlling interests, equity investments, net debt or net cash, the “FV”) to the analyst consensus estimates of calendar year 2025 post-SBC adjusted EBITDA for the applicable company (the “FV / 2025E Adj. EBITDA Multiple”) and

(ii)	the multiple of the FV to the analyst consensus estimates of calendar year 2026 post-SBC adjusted EBITDA for the applicable company (the “FV/2026E Adj. EBITDA Multiple”).

The companies selected by J.P. Morgan for its analyses, and the FV/2025E Adj. EBITDA Multiple and the FV/2026E Adj. EBITDA Multiple for each company, were as follows:

Company Multiple	FV/2025E Adj. EBITDA Multiple	FV/2026E Adj. EBITDA Multiple
Oshkosh Corporation	8.0x	7.3x
Federal Signal Corporation	18.9x	16.8x
The Toro Company	12.0x	10.8x
Alamo Group Inc.	9.3x	8.7x
Douglas Dynamics, Inc.*	10.6x	9.4x
Astec Industries Inc.**	9.1x	9.1x
Hyster-Yale Materials Handling, Inc.	8.7x	6.1x
Thor Industries, Inc.	9.6x	9.4x
Winnebago Industries, Inc.	11.7x	9.6x

* EBITDA adjusted to be on a post-SBC basis (assuming FY 2024 SBC as a percentage of revenue is held constant when projecting SBC due to limited available broker information).

** Metrics shown pro forma for acquisition of TerraSource completed on 7/1/2025.

The first paragraph on page 94, under “The Mergers—Opinion of REV’s Financial Advisor,” is hereby amended and supplemented as follows:

For REV, based on the results of this analysis, J.P. Morgan selected
(i)
a FV/2025E Adj. EBITDA Multiple reference range of 10.0x to 14.5x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry, and applied such reference range to REV’s projected post-SBC adjusted EBITDA for fiscal year 2025 and

(ii)
a FV/2026E Adj. EBITDA Multiple reference range for REV of 9.0x to 11.5x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry, and applied such reference range to REV’s projected post-stock based compensation (“SBC”) adjusted EBITDA for fiscal year 2026, in each case as provided in the REV management projections.

The fourth paragraph on page 94, under “The Mergers—Opinion of REV’s Financial Advisor,” is hereby amended and supplemented as follows:

For Terex, based on the results of this analysis, J.P. Morgan selected
(i)
a FV/2025E Adj. EBITDA Multiple reference range of 8.0x to 10.5x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry and applied such reference range to Terex’s projected post-SBC adjusted EBITDA for fiscal year 2025 and

(ii)
a FV/2026E Adj. EBITDA Multiple reference range for Terex of 7.0x to 9.0x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry and applied such reference range to Terex’s projected post-SBC adjusted EBITDA for fiscal year 2026, in each case as provided in the Terex management projections for Terex.

The seventh and eighth full paragraphs on pages 94, under “The Mergers—Opinion of REV’s Financial Advisor—Discounted Cash Flow Analysis,” is hereby amended and supplemented as follows:

Discounted Cash Flow Analysis.  J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied standalone equity present value per share for REV common stock and Terex common stock. J.P. Morgan calculated the unlevered free cash flows that each of REV and Terex are expected to generate during fiscal years 2025 through 2029 based on the REV management projections for REV and the Terex management projections for Terex, as applicable, as discussed more fully in the sections entitled “The Mergers—REV Unaudited Prospective Financial Information” beginning on page 98 of this joint proxy statement/prospectus and “The Mergers—Terex Unaudited Forecasted Financial Information” beginning on page 97 of this joint proxy statement/prospectus, respectively. J.P. Morgan also calculated a range of terminal values for each of REV and Terex at the end of this period by applying terminal growth rates ranging from 1.50% to 2.50% and 0.50% to 1.50% for REV and Terex, respectively, which ranges J.P. Morgan determined on the basis of its professional judgment and experience in the industry, to estimates of terminal unlevered free cash flows for each of REV and Terex at the end of fiscal year 2029, as provided in the REV management projections for REV and the Terex management projections for Terex, as applicable.

J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of October 31, 2025 with respect to REV and as of December 31, 2025 with respect to Terex using discount rates ranging from 8.00% to 10.00% and 8.50% to 10.50% for REV and Terex, respectively, which ranges J.P. Morgan chose based upon an analysis of the weighted average cost of capital of each of REV and Terex, and on the basis of its professional judgment and experience in the industry. The present values of the unlevered free cash flow estimates and the range of terminal values were then adjusted for each of REV’s projected net debt as of October 31, 2025 and Terex’s net debt as of December 31, 2025, respectively, as provided in the REV management projections for REV and the Terex management projections for Terex, in each case discounted to present value as of October 31, 2025 with respect to REV and as of December 31, 2025 with respect to Terex, using a range of discount rates from 8.00% to 10.00% and 8.50% to 10.50% for REV and Terex, respectively, which ranges J.P. Morgan determined on the basis of its professional judgment and experience in the industry.

The second sentence of the fifth full paragraph on page 95, under “The Mergers—Opinion of REV’s Financial Advisor—Intrinsic Value Creation Analysis,” is hereby amended and supplemented as follows:

J.P. Morgan determined the pro forma combined company implied equity value by calculating the sum of (i) the aggregate of the implied equity values of the REV common stock and the Terex common stock using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses described above, and (ii) the estimated present value of the Synergies of approximately $595 million (representing net present value of run-rate synergies of approximately $75 million), net of any related costs to achieve such synergies, which were discounted to present value using a 9.00% discount rate, which J.P. Morgan determined to be appropriate based on its professional judgment and experience in the industry, and which Synergies, were furnished to J.P. Morgan by REV management, less (iii) the cash consideration paid to holders of shares of REV common stock of approximately $425 million and transaction expenses of approximately $90 million.

The fourth full paragraph and following table on Page 98 under “The Mergers—Terex Unaudited Prospective Financial Information” is hereby amended and supplemented as follows:

Terex Projections for Standalone Terex

The following table sets forth certain summarized unaudited prospective financial and operating information with respect to Terex for Terex’s fiscal years 2025 through 2029 on a standalone basis prepared by Terex’s senior management. Terex senior management authorized Barclays to use this information in connection with its analyses described in “The Mergers—Opinion of Terex’s Financial Advisor” and REV management authorized J.P. Morgan to use this information in connection with its analyses described in “The Mergers—Opinion of REV’s Financial Advisor.” Such information was prepared on the basis of Terex’s fiscal year periods, which end on December 31st.

(in millions)	2025E(1)	2026E	2027E	2028E	2029E
Total Revenue~~(1)~~	$5,256	$5,385	$5,955	$6,581	$7,235
Adj. EBITDA~~(1)~~(2)	$620	$704	$840	$1,051	$1,263
(--) Depreciation & Amortization	$(149)	$(157)	$(164)	$(179)	$(189)
Adj. EBIT	$479	$548	$676	$872	$1,074
(--) Taxes(3)	$(91)	$(104)	$(128)	$(166)	$(204)
Unlevered Net Income	$388	$444	$548	$707	$870
(+) Depreciation & Amortization	$149	$157	$164	$179	$189
(--) Capital Expenditures	$(110)	$(137)	$(173)	$(164)	$(132)
(+/-) Change in Net Working Capital	$(4)	$80	$(35)	$(50)	$(69)
Unlevered Free Cash Flow~~(1)(3)~~(4)	$422	$543	$503	$672	$857

(1)
Fiscal year 2025 Total Revenue and Adjusted EBITDA figures are presented above on a pro forma basis, assuming the sale of Terex’s Tower and Rough Terrain Cranes businesses was completed on January 1, 2025. The sale of Terex’s Tower and Rough Terrain Cranes businesses was completed on November 1, 2025. Total Revenue, Adjusted EBITDA and Unlevered Free Cash Flow attributable to these businesses are not included in the figures for fiscal years 2026 through 2029 presented above.

(2)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is burdened by stock-based compensation and corporate costs. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(3)	Tax rate of 19% per Terex management projections for Terex.

(4)
Unlevered Free Cash Flow is defined as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures and plus or minus changes in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this Form 8-K constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements in this Form 8-K include, but are not limited to, statements regarding the proposed transactions, the ability of the Company to complete the proposed transactions and the expected timing thereof and statements regarding the future prospects of the Company following the completion of the proposed transactions. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by the Company in this report or otherwise filed with the SEC and other public statements made from time-to-time speak only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for the Company to predict or identify all such events or how they may affect it. The Company has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to those included in the Company’s Definitive Proxy Statement, Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q filed with the SEC thereafter and other reports filed by the Company with the SEC. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

There are a number of factors that could have material adverse effects on our future results, performance or achievements and cause our actual results to differ materially from the forward-looking statements. These factors include, but are not limited to, (1) the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the Mergers, (2) the ability of the parties to satisfy the conditions precedent and consummate the proposed Mergers, (3) the timing of consummation of the proposed Mergers, (4) the ability of the parties to secure any required stockholder approval in a timely manner or on the terms desired or anticipated, (5) failure of the parties to obtain the financing required to consummate the mergers, (6) the ability to achieve anticipated benefits and savings expected from the proposed Mergers, (7) risks related to the potential disruption of management’s attention from the ongoing business operations of the Company due to the pending Mergers, (8) the Company’s operating results and businesses generally, (9) the outcome of any legal proceedings related to the proposed Mergers and (10) the general risks associated with the respective businesses of the Company, including the general volatility of the capital markets, terms and employment of capital, the volatility of the Company’s share price, interest rates or general economy, potential adverse effects or changes to the relationships with the parties’ customers, competitors, suppliers or employees or other parties resulting from the announcement, pendency or completion of the proposed Mergers, unpredictability and severity of catastrophic events, including but not limited to the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the COVID-19 pandemic) and domestic or geopolitical crises, such as terrorism, military conflict (including the outbreak of hostilities between Russia and Ukraine and Israel and Hamas), war or the perception that hostilities may be imminent, political instability or civil unrest, or other conflict.

Additional Information and Where to Find It

This Form 8-K is being made in respect of the proposed transactions involving the Company and REV. In connection with the proposed transactions, the Company filed the Definitive Proxy Statement with the SEC on December 23, 2025. After filing its Definitive Proxy Statement with the SEC, the Company mailed the Definitive Proxy Statement and a proxy card to each record stockholder of the Company entitled to vote at the Company stockholders meeting relating to the proposed transactions. This Form 8-K should be read in conjunction with the Definitive Proxy Statement, and any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transactions. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at www.terex.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the Definitive Proxy Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions because they contain important information about the Company and the proposed transactions. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval.

Participants in the Proxy Solicitation

The Company and its directors, executive officers, other members of its management and employees, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transactions under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 23, 2025. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the other participants in the solicitation by reading the Definitive Proxy Statement and other relevant materials that have been or will be filed with the SEC in connection with the proposed transactions. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, are set forth or incorporated by reference in such Definitive Proxy Statement.

STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TEREX CORPORATION

Date: January 20, 2026	By:	/s/ Scott J. Posner
Scott J. Posner
Senior Vice President, Secretary and General Counsel